FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of March 2005.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	[Changes in Nomura Group Company Organizations, Directors and Executive Officers]

2.	[Nomura Holdings to Reorganize Management Structure]

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: March 7, 2005	By:	/s/ Hiroshi Tanaka
Hiroshi Tanaka
Senior Managing Director

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Tokyo, March 4, 2005

Changes in Nomura Group Company Organizations, Directors and Executive Officers

Nomura Holdings, Inc. announces the following Nomura Group company organizational, Director and Executive Officer changes. These apply to Nomura Holdings as well as to its wholly owned subsidiaries.

A. Organizational Changes

(effective April 1, 2005)

Nomura Holdings, Inc.

1. Commitment Committee

A Commitment Committee will be newly established.

2. Corporate Planning Department

A Corporate Planning Department will be newly established.

Nomura Securities Co., Ltd.

1. Commitment Committee

The Commitment Committee will be dissolved.

2. Visual Contents Products Department

A Visual Contents Products Department will be newly established.

Nomura Asset Management Co., Ltd.

1. Research & Development Center

A Research & Development Center will be newly established. This will be comprised of the newly established Investment Research & Development Center as well as the Investment Performance Analysis & Risk Supervisory Department that currently part of the Compliance & Investment Administration Division.

2. Compliance & Investment Administration Division

The Compliance & Investment Administration Division is to be dissolved. Consequently, the Compliance Department will no longer belong under a division.

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3. Clients Services Division

An Institutional Business Planning Department is to be newly established within the Clients Services Division. The International Business Development Department is to be dissolved and its functions transferred to the Institutional Business Planning Department.

B. Changes in Directors and Executive Officers

Nomura Holdings, Inc.

Executive Officers:

Retiring (effective March 31, 2005)

Takashi Tsutsui, Senior Managing Director

Yoshifumi Kawabata, Senior Managing Director

Noriyuki Ushiyama, Senior Managing Director

Newly Appointed (effective April 1, 2005)

Yasuaki Fukui, Senior Managing Director

(currently Director, Nomura Securities Co., Ltd.)

Atsuo Sakurai, Senior Managing Director

(currently Managing Director, Asset Finance Dept., Nomura Securities Co., Ltd.)

Masafumi Nakada, Senior Managing Director

(currently Managing Director, Compliance Dept., Nomura Securities Co., Ltd.)

Hiromasa Yamazaki, Senior Managing Director

(currently Managing Director, Personnel Dept., Nomura Securities Co., Ltd.)

Nomura Securities Co., Ltd.

Directors:

Retiring (effective March 31, 2005)

Takumi Shibata, Director

Yasuaki Fukui, Director

(appointed Senior Managing Director, Nomura Holdings, Inc., effective April 1, 2005)

Newly Appointed (pending shareholders approval in March 2005)

Yuki Takahashi, Director

Yasuo Yoshihara, Director

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Executive Officers:

Newly Appointed (effective April 1, 2005)

Hiromi Yamaji, Executive Managing Director

(currently Senior Managing Director, Nomura Holdings, Inc.)

Yasuyuki Kato, Senior Managing Director

(currently Managing Director, Quantitative Research Dept.)

Tomonori Soeda, Senior Managing Director

(currently Managing Director, Public Sector Institutions Dept.)

Hiroyuki Suzuki, Senior Managing Director

(currently Managing Director, Corporate Planning Dept.)

Atsuo Sakurai, Senior Managing Director

(currently Managing Director, Asset Finance Dept.)

Etsuo Misonou, Senior Managing Director

(currently Managing Director, Fukuoka Branch Office)

Masafumi Nakada, Senior Managing Director

(currently Managing Director, Compliance Dept.)

Hiromasa Yamazaki, Senior Managing Director

(currently Managing Director, Personnel Dept.)

Promoted (effective April 1, 2005)

Manabu Matsumoto, Executive Vice President

(currently Executive Managing Director)

Retiring (effective March 31, 2005)

Takashi Tsutsui, Executive Vice President

(appointed Advisor effective April 1, 2005)

Takumi Shibata, Executive Vice President

(appointed President & CEO, Nomura Asset Management Co., Ltd. effective April 1, 2005)

Yoshifumi Kawabata, Executive Managing Director

(appointed President & CEO, Nomura Investor Relations Co., Ltd., effective April 1, 2005)

Yuki Takahashi, Senior Managing Director

(appointed Director effective April 1, 2005)

Noriyuki Ushiyama, Senior Managing Director

(appointed Executive Managing Director, Nomura Investor Relations Co., Ltd. effective April 1, 2005)

Nomura Asset Management Co., Ltd.

Directors:

Retiring (effective March 31, 2005)

Kazutoshi Inano, Director

Hiroshi Toda, Outside Director

Hiroshi Tanaka, Outside Director

Newly Appointed (effective April 1, 2005)

Takumi Shibata, Director

(currently Director / Executive Vice President, Nomura Securities Co., Ltd.)

Akihiko Nakamura, Outside Director

(currently Senior Managing Director, Nomura Holdings, Inc.)

Tetsu Ozaki, Outside Director

(currently Senior Managing Director, Nomura Holdings, Inc.)

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Executive Officers:

Retiring (effective March 31, 2005)

Kazutoshi Inano, President & CEO

Yukio Suzuki, Executive Managing Director

(appointed Advisor, Nomura Holdings, Inc., effective April 1, 2005)

Yuji Miyachi, Senior Managing Director

(appointed Executive Managing Director, Nomura Funds Research and Technologies Co. Ltd., effective April 1, 2005)

Toshiki Sada, Senior Managing Director

(appointed Advisor, effective April 1, 2005)

Newly Appointed (effective April 1, 2004)

Takumi Shibata, President & CEO

(currently Director / Executive Vice President, Nomura Securities Co., Ltd.)

Takao Omori, Senior Managing Director

(currently Managing Director, Structured Products Investment Department)

Tamon Watanabe, Senior Managing Director

(currently Managing Director, Institutional Clients Services Department)

Mitsugu Toyoda, Senior Managing Director

(currently Managing Director, Investment Business Planning Department)

Promoted (effective April 1, 2005)

Atsushi Yoshikawa, Executive Vice President

(currently Executive Managing Director)

The Nomura Trust and Banking Co., Ltd.

Directors:

Retiring (effective March 31, 2005)

Tomozo Uemura, Director

(appointed Counsel, effective April 1, 2005)

Newly Appointed (pending shareholders approval in March 2005)

Takumi Shibata, Outside Director

(currently Director and Executive Vice President, Nomura Securities Co., Ltd.)

Nagamichi Fujioka, Director

(currently Director, Nomura Babcock & Brown Co., Ltd.)

Kazutoshi Inano, Chairman

(currently Director)

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Executive Officers:

Retiring (effective March 31, 2005)

Katsutoshi Kato, Senior Managing Director

(appointed Counsel, Nomura Asset Management Co., Ltd., effective April 1, 2005)

Newly Appointed (effective April 1, 2005)

Makoto Ishitoko, Senior Managing Director

(currently Managing Director, Shinjuku Branch Office, Nomura Securities Co., Ltd.)

Nomura Investor Relations Co., Ltd.

Chairman:

Retiring (effective March 31, 2005)

Akira Tsuda

President & CEO:

Retiring (effective March 31, 2005)

Masaharu Koike

Newly Appointed (effective April 1, 2005)

Yoshifumi Kawabata

Nomura Principal Finance Co., Ltd.

President & CEO:

Retiring (effective March 31, 2005)

Yoshifumi Kawabata

Newly Appointed (effective April 1, 2005)

Akira Maruyama

Nomura Funds Research and Technologies Co., Ltd.

President & CEO:

Retiring (effective March 31, 2005)

Yusaku Sakaguchi

Newly Appointed (effective April 1, 2005)

Yasuaki Fukui

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Nomura Asset Properties Co., Ltd.

(Effective April 1, 2005, Nomura Asset Properties Co., Ltd. and Nomura Facilities, Inc. are scheduled to merge into one company with the former as the continuing entity assuming the name Nomura Facilities, Inc.)

President & CEO:

Retiring (effective March 31, 2005)

Kamezo Nakai

Newly Appointed (effective April 1, 2005)

Satoru Ito

C. Changes of Key Management in Nomura Group’s Overseas Businesses

  (effective April 1, 2005)

Nomura Investment Banking	Takuya Furuya, President
(Middle East) B.S.C. (c)

Ends

For further information please contact:

Name	Company	Telephone
Masafumi Yoshino	Nomura Securities Co., Ltd	+81-3-3278-0591
Shuji Sato	Corporate Communications Dept.,
Mitch Hayes	Nomura Group Headquarters
Larry Heiman

Notes to editors:

The Nomura Group

Nomura is a global financial services group dedicated to providing a broad range of financial services for individual, institutional, corporate and government clients. The Group offers a diverse line of competitive products and value-added financial and advisory solutions through its global headquarters in Tokyo, 133 branches in Japan, and an international network in 28 countries; with regional headquarters in Hong Kong, London, and New York. The Group’s business activities include investment consultation and brokerage services for retail investors in Japan, and, on a global basis, brokerage services, securities underwriting, investment banking advisory services, merchant banking, and asset management. For further information about Nomura please visit our website at www.nomura.com.

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Tokyo, 4 March, 2005

Nomura Holdings to Reorganize Management Structure

Nomura Holdings Inc., (“Nomura”) today announced measures to enhance its management structure by establishing a Corporate Planning Department and reorganizing its three business lines into five. A number of new executive officer positions will also be created. The moves, effective April 1, 2005, are aimed at streamlining the decision making process and addressing areas of recent business expansion.

“The new structure will give us more flexibility to take advantage of new business opportunities and speed up the pace of our ongoing global expansion,” said Nobuyuki Koga, President and CEO of Nomura.

Working closely with Nomura Securities’ Corporate Planning Department, the Nomura Holdings Corporate Planning Department will be charged with supporting the CEO, COO, and Co-COO to craft strategies for new and existing businesses across all business lines.

Nomura’s operations are currently divided into three business lines: Domestic Retail, Global Wholesale, and Asset Management. To better position itself for future growth, Nomura has decided to split its Global Wholesale operations into three business lines: Global Markets, Global Investment Banking, and Global Merchant Banking. As a result, Nomura’s operations will now be spread across five business lines: Domestic Retail, Global Markets, Global Investment Banking, Global Merchant Banking, and Asset Management. All business lines will work closely with each other under the three representative executive officers.

In Global Markets, Asset Finance will be newly established in line with an expected increase in asset finance business opportunities. Global Markets will now consist of Global Fixed Income, Global Equity, and Asset Finance.

In addition to the reorganization of its operations, Nomura will revamp its executive officer lineup. A new executive officer position will be created in Global Markets to oversee Asset Finance. To address the growing needs of the public sector, an executive officer in charge of business related to public corporations will join Global Investment Banking. A new executive officer will also be posted to Global Research to oversee the Quantitative Research Department, bolstering Nomura’s efforts to respond to growing customer needs for sophisticated solutions in such areas as annuities. An additional executive officer in charge of Asset Management will help enhance Nomura’s ability to supply products through a diverse range of distribution channels.

With the recent growth and development of the Chinese market, Nomura has decided to create a new executive officer position to head up the company’s operations in China. This is aimed at accelerating growth in Nomura’s Chinese business and underscores the company’s firm commitment to the Chinese market.

New structure and executives in charge of each area as of April 1

Tokyo, March 4, 2005

Nomura Holdings New Management Lineup

Nomura Holdings Inc., today announced a new management lineup effective April 1, 2005.

Title	Name	Responsibilities
Senior Managing Director	Junichi Ujiie	Overall management
President & CEO (Representative Executive Officer)	Nobuyuki Koga	Chief Executive Officer
Deputy President & COO (Representative Executive Officer)	Hiroshi Toda	Chief Operating Officer
Deputy President & Co-COO (Representative Executive Officer)	Kazutoshi Inano	Co-Chief Operating Officer

Domestic Retail
Senior Managing Director	Kenichi Watanabe	Head of Domestic Retail
Senior Managing Director	Hitoshi Tada	Head of Marketing Division, Nomura Securities Co., Ltd.
Senior Managing Director	Yoshimitsu Oura	Head of Employees Investment Plan Division and Asset Management Services Division, Nomura Securities Co., Ltd.

Global Markets
Senior Managing Director	Yasuo Agemura	Head of Global Markets
Senior Managing Director	Shigesuke Kashiwagi	Head of Global Fixed Income
Senior Managing Director	Hiromasa Yamazaki	Head of Global Equity
Senior Managing Director	Atsuo Sakurai	Head of Asset Finance

Global Investment Banking
Senior Managing Director	Takashi Yanagiya	Head of Global Investment Banking
Senior Managing Director	Hiromi Yamaji	Global Investment Banking

Global Merchant Banking
Senior Managing Director	Akira Maruyama	Head of Global Merchant Banking

Asset Management
Senior Managing Director	Takumi Shibata	Head of Asset Management
Senior Managing Director	Kamezo Nakai	Asset Management (Nomura Asset Management Co., Ltd.)
Senior Managing Director	Takahide Mizuno	Asset Management (Nomura Asset Management Co., Ltd.)
Senior Managing Director	Atsushi Yoshikawa	Asset Management (Nomura Asset Management Co., Ltd.)
Senior Managing Director	Yoshimitsu Oura	Asset Management (Nomura Pension Support & Service Co., Ltd.), co-assigned to Domestic Retail
Senior Managing Director	Yasuaki Fukui	Asset Management (Nomura Funds Research and Technologies Co., Ltd.)

Osaka/Nagoya
Senior Managing Director	Manabu Matsumoto	Nomura Securities Co., Ltd. Osaka Office
Senior Managing Director	Shogo Sakaguchi	Nomura Securities Co., Ltd. Nagoya Office

Regional Management
Senior Managing Director	Hideyuki Takahashi	Regional Management of Americas
Senior Managing Director	Yugo Ishida	Regional Management of Europe
Senior Managing Director	Noriyasu Yoshizawa	Regional Management of China

Business Support
Senior Managing Director	Akihito Watanabe	Head of Global Research
Senior Managing Director	Masafumi Nakada	Chief Financial Officer, Head of Global Risk Management and IR
Senior Managing Director	Tetsu Ozaki	Head of Corporate Planning and Global Corporate Communications
Senior Managing Director	Akihiko Nakamura	Head of Global IT & Operations
Senior Managing Director	Masanori Itatani	Head of Internal Audit
Senior Managing Director	Yusuke Yamada	Head of Human Resources, Nomura Securities Co., Ltd.
Senior Managing Director	Hiroshi Tanaka	Head of Secretariat (Human Resources, Secretariat, Legal, Nomura Securities Co., Ltd.)
Senior Managing Director	Yasuo Yoshihara	Head of Ethics & Discipline Department (Head of Compliance Division, Nomura Securities Co., Ltd.)

Tokyo, March 4, 2005

Nomura Securities New Management Lineup

Nomura Securities Co., Ltd. today announced a new management lineup effective April 1, 2005.

Title	Name	Responsibilities
President & CEO (Representative EO )	Nobuyuki Koga	Chief Executive Officer (CEO)
Deputy President (Representative EO )	Hiroshi Toda	Chief Operating Officer (COO)

Executive Vice President (Representative EO )	Kenichi Watanabe	Retail Business Unit
Executive Managing Director	Hitoshi Tada	Marketing Division, Public Sector Institutions
Senior Managing Director	Shinichiro Watanabe	Marketing Division (Tobu & Hokuriku)
Senior Managing Director	Masanori Nishimatsu	Marketing Division (Metropolitan)
Senior Managing Director	Minoru Aoki	Marketing Division (Tokyo) & Head Office
Senior Managing Director	Etsuo Misonou	Marketing Division (Tokai & Metropolitan)
Senior Managing Director	Shigeyuki Kurokawa	Marketing Division (Kinki)
Senior Managing Director	Masahiko Kitayama	Marketing Division (Chugoku, Shikoku & Kyushu)
Senior Managing Director	Minoru Kobayashi	Financial Adviser in Marketing Division
Executive Managing Director	Yoshimitsu Oura	Employee Investment Plan Division & Asset Management Services Division

Senior Managing Director	Toshihiro Iwasaki	Financial Management Division

Executive Managing Director	Yasuo Agemura	Fixed Income Division & Equity Division, Asset Finance, Syndicate
Senior Managing Director	Shigesuke Kashiwagi	Fixed Income Division
Senior Managing Director	Hiromasa Yamazaki	Equity Division
Senior Managing Director	Atsuo Sakurai	Asset Finance

Executive Vice President (Representative EO )	Takashi Yanagiya	Investment Banking Unit, Asset Finance

Executive Managing Director	Hiromi Yamaji	Investment Banking
Senior Managing Director	Hiroyuki Suzuki	Investment Banking
Senior Managing Director	Kazuo Okizaki	Investment Banking Division
Senior Managing Director	Koji Nagai	Investment Banking Division
Senior Managing Director	Shoichi Nagamatsu	Investment Banking Division
Senior Managing Director	Isao Shirai	Financial Institutions
Senior Managing Director	Tomonori Soeda	Public Sector Institutions

Senior Managing Director	Akira Maruyama	Merchant Banking Division

Executive Vice President (Representative EO )	Manabu Matsumoto	in Osaka
Senior Managing Director	Toshio Hirota	Osaka Branch Manager
Executive Managing Director	Shogo Sakaguchi	in Nagoya

Senior Managing Director	Noriyasu Yoshizawa	Head of China Operations

Senior Managing Director	Akihito Watanabe	Financial Research & Economic Center

Senior Managing Director	Yasuyuki Kato	Managing Director of Quantitative Research Dept., Financial Research & Economic Center
Senior Managing Director	Masafumi Nakada	Controller’s, Finance, IR, Underwriting Credit Evaluation, Risk Management
Senior Managing Director	Akihiko Nakamura	IT & Operations Division
Executive Managing Director	Masanori Itatani	Internal Audit
Executive Managing Director	Yusuke Yamada	Human Resources
Senior Managing Director	Hiroshi Tanaka	Human Resources, Secretariat, Legal
Senior Managing Director (Representative EO )	Yasuo Yoshihara	Compliance Division, Internal administration supervisor
Senior Managing Director	Tetsu Ozaki	Corporate Planning, Corporate Communications, Publicity

Ends

For further information please contact:

Name	Company	Telephone
Masafumi Yoshino	Nomura Securities Co., Ltd	81-3-3278-0591
Shuji Sato	Corporate Communications Dept.,
Mitch Hayes	Nomura Group Headquarters
Larry Heiman

Notes to editors:

The Nomura Group

Nomura is a global financial services group dedicated to providing a broad range of financial services for individual, institutional, corporate and government clients. The Group offers a diverse line of competitive products and value-added financial and advisory solutions through its global headquarters in Tokyo, 133 branches in Japan, and an international network in 28 countries; with regional headquarters in Hong Kong, London, and New York. The Group’s business activities include investment consultation and brokerage services for retail investors in Japan, and, on a global basis, brokerage services, securities underwriting, investment banking advisory services, merchant banking, and asset management. For further information about Nomura please visit our website at www.nomura.com.

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